Exhibit 99.1

Tims China Announces Third Quarter 2023 Financial Results

Record- high Quarterly Revenue of RMB436.4 Million Represents 42.7% Year-over-Year Growth

Record-high Adjusted Store EBITDA Margin of 7.5%

SHANGHAI and NEW YORK, November 15th, 2023 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops and Popeyes restaurants in China (“Tims China” or the “Company”) today announced its unaudited financial results for the Third quarter 2023.

THIRD QUARTER 2023 HIGHLIGHTS

•	Total revenues reached a quarterly record of RMB436.4 million (USD59.8 million), representing a 42.7% increase from the same quarter of 2022.

•	Net new store openings totaled 63 (14 company owned and operated stores and 45 franchised stores for Tims, 4 company owned and operated stores for Popeyes), resulting in 763 system-wide stores at quarter-end.

•	Loyalty club grew to 16.9 million members, representing 90.3% year-over-year growth.

•	Adjusted store EBITDA[1] was RMB29.3 million (USD4.0 million), representing a 91.5% year-over-year growth compared to RMB15.3 million in the same quarter in 2022.

•	Adjusted store EBITDA margin[2] was 7.5%, representing an increase of 2.2% from the same quarter in 2022.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “In Q3 2023, we delivered 42.7% year-over-year top-line growth, and set quarterly records for three critical metrics: revenue, adjusted store EBITDA, and adjusted store EBITDA margin. We want to express our sincere gratitude to our 16.9 million registered loyalty club members, their continuous support and patronage inspire us to deliver an outstanding guest experience every time and improve every day. During the quarter, we continued to increase our presence in our existing cities, building density and delivering convenience for our guests. We also rapidly expanded our Tim Hortons franchised store network, driving capital efficient growth, and penetrated new cities such as Yibin, Handan, and Lanzhou, among others. Tims launched 21 new beverages and 11 new food products in Q3 2023, our buffalo milk latte, watermelon cold brew, and smile bagel-blueberry series were among the best-sellers. To further enhance customers’ perception of Tim’s unique “coffee plus warm food” brand image, we are also in the process of renovating our store designs so that our freshly handmade food preparation process can be visualized to our guests.”

1 Adjusted store EBITDA is calculated as fully burdened gross profit3 of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.

2 Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

3 Fully burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB22.3 million (USD3.1 million) for the three months ended September 30, 2023, compared to a loss of RMB19.6 million in the same quarter of 2022.

Mr. Lu added, “Since the grand opening of our first Popeyes restaurant in Shanghai on August 19, we’ve successfully opened another 6 restaurants at premium locations in Shanghai as of today and are on track to have 10 restaurants open and operating by year-end. Our locally-relevant menu, appealing store design and environment, and efficient digital ordering process have proven popular with our customers, as evidenced by over RMB29,000 average daily sales per restaurant year-to-date.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “As we scale our business, we have demonstrated meaningful expansion in store profitability and leverage in general and administrative expenses. Specifically, in the third quarter, adjusted store EBITDA margin increased by 2.2 percentage points and adjusted general and administrative expenses as a percentage of total revenues decreased by 1.3 percentage points year-over-year. Managing our cost structure effectively is very important to us, we continue to implement various optimization measures, targeting shorter payback periods and further improvements in store-level profitability.”

Mr. Li continued, “Looking forward, one of our top near-term priorities is to drive capital-efficient growth via building density in our existing markets, entry into attractive new cities, and accelerating our use of sub-franchising. We are also squarely focused on profitability, as is demonstrated in our continuously improving margins.”

THIRD QUARTER 2023 FINANCIAL RESULTS

Total revenues reached RMB436.4 million (USD59.8 million) for the three months ended September 30, 2023, representing an increase of 42.7% from RMB305.7 million in the same quarter of 2022. Total revenues comprise:

•	Revenues from Company owned and operated store sales were RMB390.8 million (USD53.6 million) for the three months ended September 30, 2023, representing an increase of 34.8% from RMB290.0 million in the same quarter of 2022. The growth was primarily driven by an increase in the number of company owned and operated stores from 454 as of September 30, 2022 to 589 as of September 30, 2023.

•	Other revenues were RMB45.6 million (USD6.3 million) for the three months ended September 30, 2023, representing an increase of 190.3% from RMB15.7 million in the same quarter of 2022. The growth was primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 32 as of September 30, 2022 to 174 as of September 30, 2023.

Company owned and operated store costs and expenses were RMB400.5 million (USD54.9 million) for the three months ended September 30, 2023, representing an increase of 33.6% from RMB299.9 million in the same quarter of 2022. Company owned and operated store costs and expenses comprise:

•	Food and packaging costs were RMB137.5 million (USD18.9 million), representing an increase of 42.4% from RMB96.6 million, in line with our revenue growth and store network expansion. Food and packaging costs as a percentage of revenues from company owned and operated stores increased by 1.9 percentage points from 33.3% in the third quarter of 2022 to 35.2% in the same quarter of 2023 driven by promotional activities to attract more customers.

•	Rental and property management fee was RMB77.4 million (USD10.6 million), representing an increase of 71.3% from RMB45.2 million, mainly due to the increase in the number of company owned and operated stores from 454 as of September 30, 2022 to 589 as of September 30, 2023 and also one-time rent concessions that we received during the third quarter of 2022. As a result, rental and property management fee as a percentage of revenues from company owned and operated stores increased by 4.2 percentage points from 15.6% in the third quarter of 2022 to 19.8% in the same quarter of 2023.

•	Payroll and employee benefits expenses were RMB79.3 million (USD10.9 million), representing an increase of 20.1% from RMB66.0 million. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 2.5 percentage points from 22.8% in the third quarter of 2022 to 20.3% in the same quarter of 2023, primarily due to the continuous refinement of staffing systems and procedures.

•	Delivery costs were RMB34.2 million (USD4.7 million), representing an increase of 44.8% from RMB23.6 million, due to an increased proportion of home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 0.6 percentage points to 8.7% in the third quarters of 2023 compared to that of the same quarter in 2022.

•	Other operating expenses were RMB35.7 million (USD4.9 million), representing a decrease of 5.8% from RMB37.9 million, driven by cost optimization measures and deployment of systems to improve daily operation efficiency, for example, an automated stocktaking system. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 4.0 percentage points from 13.1% in the third quarter of 2022 to 9.1% in the same quarter of 2023.

•	Store depreciation and amortization expenses was RMB36.5 million (USD5.0 million), representing an increase of 19.1% from RMB30.6 million, driven by an increase in the number of company owned and operated stores from 454 as of September 30, 2022 to 589 as of September 30, 2023. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 1.3 percentage points from 10.6% in the third quarter of 2022 to 9.3% in the third quarter of 2023.

Costs for other revenues were RMB42.1 million (USD5.8 million) for the three months ended September 30, 2023, representing an increase of 345.6% from RMB9.5 million in the same quarter of 2022, which was primarily driven by an increase in the number of franchised stores from 32 as of September 30, 2022 to 174 as of September 30, 2023 and the incurrence of higher cost of product sales related to our e-commerce business during the third quarter of 2023. Costs for other revenues as a percentage of other revenues increased by 32.1 percentage points from 60.2% in the third quarter of 2022 to 92.3% in the same quarter of 2023 due to higher discounts and more promotional activities offered to consumers of our e-commerce business.

Marketing expenses were RMB34.4 million (USD4.7 million) for the three months ended September 30, 2023, representing an increase of 38.5% from RMB24.9 million in the same quarter of 2022, which was primarily attributable to the increase in the number of our system-wide stores from 486 as of September 30, 2022 to 763 as of September 30, 2023. Marketing expenses as a percentage of total revenues decreased by 0.2 percentage points from 8.1% in the third quarter of 2022 to 7.9% in the same quarter of 2023.

General and administrative expenses were RMB71.1 million (USD9.7 million) for the three months ended September 30, 2023, representing a decrease of 35.1% from RMB109.6 million in the same quarter of 2022, which was primarily due to: (i) a decrease in share-based compensation expenses; and (ii) a decrease in professional fees. Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB3.0 million (USD0.4 million) and professional fees related to warrant exchange and other financing programs of RMB4.6 million (USD0.6 million), were RMB63.4 million (USD8.7 million). Adjusted general and administrative expenses as a percentage of total revenues decreased by 1.3 percentage points from 15.8% in the third quarter of 2022 to 14.5% in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB15.5 million (USD2.1 million) for the three months ended September 30, 2023, representing an increase of 40.8% from RMB11.0 million in the same quarter of 2022, which was in line with our top-line growth and was primarily driven by the increase in the number of our system-wide stores from 486 as of September 30, 2022 to 763 as of September 30, 2023. Franchise and royalty expenses as a percentage of total revenues remained flat at 3.6% in the third quarters of 2022 and 2023.

As a result of the foregoing, operating loss was RMB159.7 million (USD21.9 million) for the three months ended September 30, 2023, compared to RMB150.5 million in the same quarter of 2022.

Adjusted Corporate EBITDA was a loss of RMB70.2 million (USD9.6 million) for the three months ended September 30, 2023, compared to a loss of RMB47.6 million in the same quarter of 2022. Adjusted Corporate EBITDA margin was negative 16.1% in the third quarter of 2023, compared to negative 15.6% in the same quarter of 2022.

Net loss was RMB159.7 million (USD21.9 million) for the three months ended September 30, 2023, compared to RMB195.0 million for the same quarter of 2022. Adjusted net loss was RMB107.9 million (USD14.8 million) for the three months ended September 30, 2023, compared to RMB87.5 million for the same quarter of 2022. Adjusted net loss margin was negative 24.7% in the third quarter of 2023, representing an improvement of 3.9 percentage points from negative 28.6% in the same quarter of 2022.

Basic and diluted net loss per ordinary share was RMB1.01 (USD0.14) in the third quarter of 2023, compared to RMB1.56 in the same quarter of 2022. Adjusted basic and diluted net loss per ordinary share was RMB0.69 (USD0.09) in the third quarter of 2023, compared to RMB0.70 in the same quarter of 2022.

Liquidity

As of September 30, 2023, the Company’s total cash and cash equivalents and short-term investments were RMB461.8 million (USD63.3 million), compared to RMB611.5 million as of December 31, 2022. The change was primarily attributable to the settlements with investors who entered into an Equity Support Agreement dated March 8, 2022, as amended (the “ESA”) with us, and cash disbursements as a result of the rapid expansion of our business and store network nationwide, offset by an increase in bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2021	2022	2022	2022	2022	2023	2023	2023
Total stores	390	424	440	486	617	648	700	763
Company owned and operated stores	373	403	419	454	547	551	571	589
Franchised stores	17	21	21	32	70	97	129	174
Same-store sales growth for system-wide stores	8.2%	4.4%	-6.1%	8.1%	-8.0%	7.5%	19.9%	0.1%
Same-store sales growth for company owned and operated stores	8.8%	5.5%	-5.3%	7.5%	-7.1%	8.0%	20.4%	-0.4%
Registered loyalty club members (in thousands)	5,969	6,907	7,532	8,862	11,250	12,386	14,721	16,898
Adjusted store EBITDA (Renminbi in thousands)	8,780	(25,011)	(43,787)	15,325	12,796	6,002	18,244	29,310
Adjusted store EBITDA margin	4.1%	-11.9%	-26.6%	5.3%	4.7%	1.9%	5.0%	7.5%

KEY DEFINITIONS

•	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

•	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

•	Adjusted store EBITDA. Calculated as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

•	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

•	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

•	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets and loss on disposal of property and equipment.

•	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

•	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

•	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

•	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to USD1.00, the exchange rate in effect on September 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

PRE-RECORDED PRESENTATION

The Company will host a pre-recorded presentation that will be available beginning at Wednesday, November 15th, 2023, at 8:00 am Eastern Time (or Wednesday, November 15th, 2023, at 9:00 pm Beijing Time) from the Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau and Popeyes restaurants in mainland China and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The company’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Tims China Investor Relations:

IR@timschina.com

Public Relations

Tims China Public Relations:

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	September 30，2023 （Unaudited）
	RMB	RMB	US$
ASSETS
Current assets:
Cash	239,077	461,755	63,289
Short term investment	372,376	-	-
Accounts receivable, net	5,617	33,871	4,642
Inventories	71,468	74,285	10,182
Prepaid expenses and other current assets	108,275	133,845	18,345
Total current assets	796,813	703,756	96,458

Non-current assets:
Property and equipment, net	720,036	771,253	105,709
Intangible assets, net	96,018	136,817	18,752
Operating lease right-of-use assets	946,873	913,952	125,267
Other non-current assets	82,270	81,440	11,163
Total non-current assets	1,845,197	1,903,462	260,891
Total assets	2,642,010	2,607,218	357,349

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	407,807	658,956	90,317
Accounts payable	105,673	207,117	28,388
Contract liabilities	22,122	27,228	3,732
Amount due to related parties	22,485	36,335	4,980
Derivative financial liabilities	269,251	-	-
Lease liability-current	180,468	202,129	27,704
Other current liabilities	310,456	358,434	49,128
Total current liabilities	1,318,262	1,490,199	204,249

Non-current liabilities:
Long-term bank borrowings	8,800	6,048	829
Convertible notes, at fair value	354,080	407,095	55,797
Contract liabilities - non-current	3,311	4,709	645
Amount due to related parties	-	62,464	8,561
Derivative financial liabilities - non-current	19,083	-	-
Lease liability-non-current	820,249	769,818	105,512
Other non-current liabilities	7,921	9,155	1,256
Total non-current liabilities	1,213,444	1,259,289	172,600
Total liabilities	2,531,706	2,749,488	376,849

Shareholders’ equity:
Ordinary Shares (US$0.00000939586994067732 par value, 500,000,000 shares authorized, 166,067,882 and 149,181,538 shares issued as of September 30, 2023 and December 31, 2022, respectively and 157,527,072 and 140,938,555 shares outstanding as of September 30, 2023 and December 31, 2022, respectively)	9	10	1
Additional paid-in capital	1,472,015	1,799,680	246,667
Accumulated losses	(1,380,173)	(1,944,341)	(266,494)
Accumulated other comprehensive income	16,999	(1,472)	(202)
Treasury shares (8,540,810 and 8,242,983 ordinary shares as of September 30, 2023 and December 31, 2022, respectively)	-	-	-
Total equity attributable to shareholders of the Company	108,850	(146,123)	(20,028)
Non-controlling interests	1,454	3,853	528
Total shareholders’ equity	110,304	(142,270)	(19,500)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity	2,642,010	2,607,218	357,349

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	290,009	390,798	53,563	665,588	1,063,876	145,816
Other revenues	15,710	45,604	6,251	43,995	120,711	16,545
Total revenues	305,719	436,402	59,814	709,583	1,184,587	162,361

Costs and expenses, net:
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB20,125,579 and RMB15,993,428 for the three months ended September 30, 2023 and 2022, respectively, and RMB55,196,249 and RMB26,527,596 for the nine months ended September 30, 2023 and 2022, respectively)	96,605	137,545	18,852	225,071	372,265	51,023
Rental and property management fee	45,174	77,388	10,607	160,899	224,106	30,716
Payroll and employee benefits	65,992	79,262	10,864	202,158	231,593	31,742
Delivery costs	23,590	34,161	4,682	51,699	86,159	11,810
Other operating expenses (including service fee from transactions with a related party of RMB150,000 and RMB150,000 for the three months ended September 30, 2023 and 2022, respectively, and RMB450,000 and RMB 400,000 for the nine months ended September 30, 2023 and 2022, respectively)	37,877	35,696	4,893	84,663	93,125	12,764
Store depreciation and amortization	30,618	36,473	4,999	85,115	103,901	14,241
Company owned and operated store costs and expenses	299,856	400,525	54,897	809,605	1,111,149	152,296

Costs of other revenues	9,451	42,112	5,772	26,445	98,806	13,542
Marketing expenses	24,851	34,407	4,716	56,715	78,660	10,781
General and administrative expenses	109,567	71,071	9,740	223,085	275,140	37,711
Franchise and royalty expenses ((including franchise and royalty expenses from transactions with a related party of RMB14,195,990 and RMB10,156,888 for the three months ended September 30, 2023 and 2022, respectively, and RMB38,689,355 and RMB22,810,871 for the nine months ended September 30, 2023 and 2022, respectively	11,021	15,516	2,127	25,301	42,810	5,868
Other operating costs and expenses	1,377	9,971	1,367	5,945	19,904	2,728
Loss on disposal of property and equipment	1,475	11,923	1,634	8,835	13,780	1,889
Impairment losses of long-lived assets	-	13,014	1,784	5,473	21,792	2,987
Other income	1,404	2,448	336	1,999	8,432	1,156
Total costs and expenses, net	456,194	596,091	81,701	1,159,405	1,653,609	226,646

Operating loss	(150,475)	(159,689)	(21,887)	(449,822)	(469,022)	(64,285)

Interest income	642	7,474	1,024	976	11,044	1,514
Interest expenses	(4,262)	(4,574)	(627)	(10,280)	(13,763)	(1,886)
Foreign currency transaction (loss)/gain	(367)	1,159	159	(1,135)	(614)	(86)
Changes in fair value of Deferred Contingent consideration	-	6,331	868	-	6,331	868
Changes in fair value of convertible notes	19,452	(10,046)	(1,377)	(1,627)	(31,372)	(4,300)
Changes in fair value of warrant liabilities	9,950	-	-	9,950	(83,966)	(11,508)
Changes in fair value of ESA derivative liabilities	(69,932)	(315)	(43)	(69,932)	19,594	2,686
				-
Loss before income taxes	(194,992)	(159,660)	(21,883)	(521,870)	(561,768)	(76,997)
Income tax expenses	-	-	-	-	-	-
Net loss	(194,992)	(159,660)	(21,883)	(521,870)	(561,768)	(76,997)

Less: Net Loss attributable to non-controlling interests	(611)	943	129	(3,092)	2,399	329
Net Loss attributable to shareholders of the Company	(194,381)	(160,603)	(22,012)	(518,778)	(564,167)	(77,326)
Basic and diluted loss per Ordinary Share	(1.56)	(1.01)	(0.14)	(4.17)	(3.75)	(0.51)

Net loss	(194,992)	(159,660)	(21,883)	(521,870)	(561,768)	(76,997)

Other comprehensive income
Fair value changes of short-term inverstment	-	(4,965)	(681)	-	(2,134)	(292)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(3,262)	(2,182)	(299)	(2,026)	(9,848)	(1,350)
Foreign currency translation adjustment, net of nil income taxes	(14,088)	239	33	(24,628)	(6,490)	(889)

Total comprehensive loss	(212,342)	(166,568)	(22,830)	(548,524)	(580,240)	(79,528)

Less: Comprehensive loss attributable to non- controlling interests	(611)	943	129	(3,092)	2,399	329
Comprehensive loss attributable to shareholders of the Company	(211,731)	(167,511)	(22,959)	(545,432)	(582,639)	(79,857)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(35,884)	(30,446)	(4,173)	(190,826)	(115,565)	(15,840)
Net cash provided by/(used in) investing activities	(431,081)	63,781	8,742	(611,435)	127,938	17,535
Net cash provided by financing activities	563,473	171,822	23,550	790,079	200,435	27,472
Effect of foreign currency exchange rate changes on cash	806	1,006	138	3,793	9,870	1,354
Net increase/(decrease) in cash	97,314	206,163	28,257	(8,389)	222,678	30,521
Cash at beginning of the period	285,134	255,592	35,032	390,837	239,077	32,768
Cash at end of the period	382,448	461,755	63,289	382,448	461,755	63,289

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended September 30, 2023				For the nine months ended September 30, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	388,321	2,477	390,798	53,563	1,061,399	2,477	1,063,876	145,816
Food and packaging costs - company owned and operated stores	(136,299)	(1,246)	(137,545)	(18,852)	(371,019)	(1,246)	(372,265)	(51,023)
Rental expenses - company owned and operated stores	(75,126)	(2,262)	(77,388)	(10,607)	(221,844)	(2,262)	(224,106)	(30,716)
Payroll and employee benefits - company owned and operated stores	(77,346)	(1,916)	(79,262)	(10,864)	(229,677)	(1,916)	(231,593)	(31,742)
Delivery costs - company owned and operated stores	(34,161)	-	(34,161)	(4,682)	(86,159)	-	(86,159)	(11,810)
Other operating expenses - company owned and operated stores	(34,805)	(891)	(35,696)	(4,893)	(92,234)	(891)	(93,125)	(12,764)
Store depreciation and amortization	(36,354)	(119)	(36,473)	(4,999)	(103,782)	(119)	(103,901)	(14,241)
Franchise and royalty expenses - company owned and operated stores	(12,485)	(77)	(12,562)	(1,722)	(33,962)	(77)	(34,039)	(4,665)
Fully-burdened gross loss - company owned and operated stores	(18,255)	(4,034)	(22,289)	(3,056)	(77,278)	(4,034)	(81,312)	(11,145)
Store depreciation and amortization	36,354	119	36,473	4,999	103,782	119	103,901	14,241
Store pre-opening expenses	10,910	4,216	15,126	2,073	26,751	4,216	30,967	4,244
Adjusted Store EBITDA	29,009	301	29,310	4,016	53,255	301	53,556	7,340
Adjusted Store EBITDA Margin	7.5%	12.2%	7.5%	7.5%	5.0%	12.2%	5.0%	5.0%

	For the three months ended September 30, 2022				For the nine months ended September 30, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	290,009	-	290,009	40,769	665,588	-	665,588	93,567
Food and packaging costs - company owned and operated stores	(96,605)	-	(96,605)	(13,581)	(225,071)	-	(225,071)	(31,640)
Rental expenses - company owned and operated stores	(45,174)	-	(45,174)	(6,350)	(160,899)	-	(160,899)	(22,619)
Payroll and employee benefits - company owned and operated stores	(65,992)	-	(65,992)	(9,277)	(202,158)	-	(202,158)	(28,419)
Delivery costs - company owned and operated stores	(23,590)	-	(23,590)	(3,316)	(51,699)	-	(51,699)	(7,268)
Other operating expenses - company owned and operated stores	(37,877)	-	(37,877)	(5,325)	(84,663)	-	(84,663)	(11,902)
Store depreciation and amortization	(30,618)	-	(30,618)	(4,304)	(85,115)	-	(85,115)	(11,965)
Franchise and royalty expenses - company owned and operated stores	(9,722)	-	(9,722)	(1,367)	(21,230)	-	(21,230)	(2,984)
Fully-burdened gross loss - company owned and operated stores	(19,569)	-	(19,569)	(2,751)	(165,247)	-	(165,247)	(23,230)
Store depreciation and amortization	30,618	-	30,618	4,304	85,115	-	85,115	11,965
Store pre-opening expenses	4,277	-	4,277	601	26,660	-	26,660	3,748
Adjusted Store EBITDA	15,326	-	15,326	2,154	(53,472)	-	(53,472)	(7,517)
Adjusted Store EBITDA Margin	5.3%		5.3%	5.3%	-8.0%		-8.0%	-8.0%

B. Adjusted general and administrative expenses

	For the three months ended September 30, 2023				For the nine months ended September 30, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
General and administrative expenses	(65,829)	(5,242)	(71,071)	(9,740)	(263,597)	(11,543)	(275,140)	(37,711)
Adjusted for:
Share-based compensation expenses	3,009	-	3,009	412	61,727	-	61,727	8,460
Professional fees related to warrant exchange and other financing programs	4,622	-	4,622	633	27,841	-	27,841	3,816
Adjusted General and administrative expenses	(58,198)	(5,242)	(63,440)	(8,695)	(174,029)	(11,543)	(185,572)	(25,435)
Adjusted General and administrative expenses as a % of total revenue	13.4%	211.4%	14.5%	14.5%	14.7%	465.4%	15.7%	15.7%

	For the three months ended September 30, 2022				For the nine months ended September 30, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
General and administrative expenses	(109,567)	-	(109,567)	(15,403)	(223,085)	-	(223,085)	(31,361)
Adjusted for:
Share-based compensation expenses	33,276	-	33,276	4,678	33,276	-	33,276	4,678
Commission fee for Cantor shares	21,521	-	21,521	3,025	21,521	-	21,521	3,025
Option granted by controlling shareholder to CB holder	1,778	-	1,778	250	1,778	-	1,778	250
Offering costs for ESA transactions	4,622	-	4,622	650	4,622	-	4,622	650
Adjusted General and administrative expenses	(48,370)	-	(48,370)	(6,800)	(161,888)	-	(161,888)	(22,758)
Adjusted General and administrative expenses as a % of total revenue	15.8%		15.8%	15.8%	22.8%		22.8%	22.8%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended September 30, 2023				For the nine months ended September 30, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Operating loss	(147,708)	(11,981)	(159,689)	(21,887)	(449,583)	(19,439)	(469,022)	(64,285)
Adjusted for:
Store pre-opening expenses	10,910	4,216	15,126	2,073	26,751	4,216	30,967	4,244
Depreciation and amortization	41,162	631	41,793	5,728	77,403	1,096	78,499	10,759
Share-based compensation expenses	3,009	-	3,009	412	61,727	-	61,727	8,460
Professional fees related to warrant exchange and other financing programs	4,622	-	4,622	633	27,841	-	27,841	3,816
Impairment losses of long-lived assets	13,014	-	13,014	1,784	21,792	-	21,792	2,987
Loss on disposal of property and equipment	11,923	-	11,923	1,634	13,780	-	13,780	1,889
Adjusted Corporate EBITDA	(63,068)	(7,134)	(70,202)	(9,623)	(220,289)	(14,127)	(234,416)	(32,130)
Adjusted Corporate EBITDA Margin	-14.5%	-287.7%	-16.1%	-16.1%	-18.6%	569.6%	-19.8%	-19.8%

	For the three months ended September 30, 2022				For the nine months ended September 30, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Operating loss	(150,475)	-	(150,475)	(21,153)	(449,822)	-	(449,822)	(63,235)
Adjusted for:
Store pre-opening expenses	4,277	-	4,277	601	26,660	-	26,660	3,748
Depreciation and amortization	35,943	-	35,943	5,053	95,233	-	95,233	13,388
Share-based compensation expenses	33,276	-	33,276	4,678	33,276	-	33,276	4,678
Commission fee for Cantor shares	21,521	-	21,521	3,025	21,521	-	21,521	3,025
Option granted by controlling shareholder to CB holder	1,778	-	1,778	250	1,778	-	1,778	250
Offering costs for ESA transactions	4,622	-	4,622	650	4,622	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	-	5,473	769
Loss on disposal of property and equipment	1,475	-	1,475	207	8,835	-	8,835	1,242
Adjusted Corporate EBITDA	(47,583)	-	(47,583)	(6,689)	(252,424)	-	(252,424)	(35,485)
Adjusted Corporate EBITDA Margin	-15.6%		-15.6%	-15.6%	-35.6%		-35.6%	-35.6%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended September 30, 2023				For the nine months ended September 30, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(147,619)	(12,041)	(159,660)	(21,883)	(542,329)	(19,439)	(561,768)	(76,997)
Adjusted for:
Store pre-opening expenses	10,910	4,216	15,126	2,073	26,751	4,216	30,967	4,244
Share-based compensation expenses	3,009	-	3,009	412	61,727	-	61,727	8,460
Professional fees related to warrant exchange and other financing programs	4,622	-	4,622	633	27,841	-	27,841	3,816
Impairment losses of long-lived assets	13,014	-	13,014	1,784	21,792	-	21,792	2,987
Loss on disposal of property and equipment	11,923	-	11,923	1,634	13,780	-	13,780	1,889
Changes in fair value of Deferred Contingent consideration	(6,331)	-	(6,331)	(868)	(6,331)	-	(6,331)	(868)
Changes in fair value of convertible notes	10,046	-	10,046	1,377	31,372	-	31,372	4,300
Changes in fair value of warrant liabilities	-	-	-	-	83,966	-	83,966	11,508
Changes in fair value of ESA derivative liabilities	315	-	315	43	(19,594)	-	(19,594)	(2,686)
Adjusted Net loss	(100,111)	(7,825)	(107,936)	(14,795)	(301,025)	(15,223)	(316,248)	(43,347)
Adjusted Net loss Margin	-23.1%	-315.5%	-24.7%	-24.7%	-25.4%	-613.8%	-26.7%	-26.7%

	For the three months ended September 30, 2022				For the nine months ended September 30, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(194,992)	-	(194,992)	(27,412)	(521,870)	-	(521,870)	(73,363)
Adjusted for:
Store pre-opening expenses	4,277	-	4,277	601	26,660	-	26,660	3,748
Share-based compensation expenses	33,276	-	33,276	4,678	33,276	-	33,276	4,678
Commission fee for Cantor shares	21,521	-	21,521	3,025	21,521	-	21,521	3,025
Option granted by controlling shareholder to CB holder	1,778	-	1,778	250	1,778	-	1,778	250
Offering costs for ESA transactions	4,622	-	4,622	650	4,622	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	-	5,473	769
Loss on disposal of property and equipment	1,475	-	1,475	207	8,835	-	8,835	1,242
Changes in fair value of convertible notes	(19,452)	-	(19,452)	(2,735)	1,627	-	1,627	229
Changes in fair value of warrant liabilities	(9,950)	-	(9,950)	(1,399)	(9,950)	-	(9,950)	(1,399)
Changes in fair value of ESA derivative liabilities	69,932	-	69,932	9,831	69,932	-	69,932	9,831
Adjusted Net loss	(87,513)	-	(87,513)	(12,304)	(358,096)	-	(358,096)	(50,340)
Adjusted Net loss Margin	-28.6%		-28.6%	-28.6%	-50.5%		-50.5%	-50.5%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended September 30, 2023				For the nine months ended September 30, 2023
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(148,562)	(12,041)	(160,603)	(22,012)	(544,728)	(19,439)	(564,167)	(77,326)
Adjusted for:
Store pre-opening expenses	10,910	4,216	15,126	2,073	26,751	4,216	30,967	4,244
Share-based compensation expenses	3,009	-	3,009	412	61,727	-	61,727	8,460
Professional fees related to warrant exchange and other financing programs	4,622	-	4,622	633	27,841	-	27,841	3,816
Impairment losses of long-lived assets	13,014	-	13,014	1,784	21,792	-	21,792	2,987
Loss on disposal of property and equipment	11,923	-	11,923	1,634	13,780	-	13,780	1,889
Changes in fair value of Deferred Contingent consideration	(6,331)	-	(6,331)	(868)	(6,331)	-	(6,331)	(868)
Changes in fair value of convertible notes	10,046	-	10,046	1,377	31,372	-	31,372	4,300
Changes in fair value of warrant liabilities	-	-	-	-	83,966	-	83,966	11,508
Changes in fair value of ESA derivative liabilities	315	-	315	43	(19,594)	-	(19,594)	(2,686)
Adjusted Net loss attributable to shareholders of the Company	(101,054)	(7,825)	(108,879)	(14,924)	(303,424)	(15,223)	(318,647)	(43,676)
Weighted average shares outstanding used in calculating basic and diluted loss per share	158,746,919	158,746,919	158,746,919	158,746,919	150,283,284	150,283,284	150,283,284	150,283,284
Adjusted basic and diluted net loss per Ordinary Share	(0.64)	(0.05)	(0.69)	(0.09)	(2.02)	(0.10)	(2.12)	(0.29)

	For the three months ended September 30, 2022				For the nine months ended September 30, 2022
	Tims	Popeyes	Total		Tims	Popeyes	Total
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(194,381)	-	(194,381)	(27,326)	(518,778)	-	(518,778)	(72,929)
Adjusted for:
Store pre-opening expenses	4,277	-	4,277	601	26,660	-	26,660	3,748
Share-based compensation expenses	33,276	-	33,276	4,678	33,276	-	33,276	4,678
Commission fee for Cantor shares	21,521	-	21,521	3,025	21,521	-	21,521	3,025
Option granted by controlling shareholder to CB holder	1,778	-	1,778	250	1,778	-	1,778	250
Offering costs for ESA transactions	4,622	-	4,622	650	4,622	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	-	5,473	769
Loss on disposal of property and equipment	1,475	-	1,475	207	8,835	-	8,835	1,242
Changes in fair value of convertible notes	(19,452)	-	(19,452)	(2,735)	1,627	-	1,627	229
Changes in fair value of warrant liabilities	(9,950)	-	(9,950)	(1,399)	(9,950)	-	(9,950)	(1,399)
Changes in fair value of ESA derivative liabilities	69,932	-	69,932	9,831	69,932	-	69,932	9,831
Adjusted Net loss attributable to shareholders of the Company	(86,902)	-	(86,902)	(12,218)	(355,004)	-	(355,004)	(49,906)
Weighted average shares outstanding used in calculating basic and diluted loss per share	124,680,291	124,680,291	124,680,291	124,680,291	124,361,667	124,361,667	124,361,667	124,361,667
Adjusted basic and diluted net loss per Ordinary Share	(0.70)	-	(0.70)	(0.10)	(2.85)	-	(2.85)	(0.40)